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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 4

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            HANOVER FOODS CORPORATION
                     --------------------------------------
                              (Name of the Issuer)

                            HANOVER FOODS CORPORATION
                     --------------------------------------
                      (Name of Person(s) Filing Statement)

                     Class A Common Stock, $25.00 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    41078W100
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                                John A. Warehime
                 Chairman, President and Chief Executive Officer
                            Hanover Foods Corporation
                         1486 York Street, P.O. Box 334
                        Hanover, Pennsylvania 17331-0334
                                 (717) 632-6000
                     --------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             Alan H. Lieblich, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                                 (215) 569-5500

         This statement is filed in connection with (check the appropriate box):

         a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [_] The filing of a registration statement under the Securities Act of 1993.
         c. [X] A tender offer.
         d. [_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]




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Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
          ---------------------------------------------- -----------------------
           Transaction Valuation:                           Amount of Filing Fee
          ---------------------------------------------- -----------------------
           $94,058*                                                     $20.00**
--------------------------------------------------------------------------------
____________________________

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $131.00 per share for the eligible shares of Class A common stock, multiplied by 718, the estimated maximum number of shares to be purchased in the offer.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to
      Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20.00
Filing Party: Hanover Foods Corporation
Form or Registration No.: Schedule 13E-3
Date Filed: December 6, 2004



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                                  INTRODUCTION

         This Amendment No. 4 is being filed as the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on December 6, 2004, as amended by Amendment No. 1 to Schedule 13E-3 filed on December 8, 2004; Amendment No. 2 to Schedule 13E-3 filed on January 4, 2005; and Amendment No. 3 to Schedule 13E-3 filed on January 6, 2005 (as amended, the "Transaction Statement") by Hanover Foods Corporation (the "Company"). The Transaction Statement relates to the offer to purchase for cash all of the Company's Class A common stock, $25.00 par value per share (the "Class A Common Stock"), held of record as of the close of business on November 22, 2004 by persons owning 15 or less shares of Class A Common Stock at such time, upon the terms and conditions provided for in the Offer to Purchase, attached as
(a)(2)(ii) to the Transaction Statement (the "Offer to Purchase").

         This Final Amendment is being filed with the Securities Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the Offer to Purchase, which expired at 5:00 p.m., Eastern Standard Time, on Friday, January 7, 2005. The information set forth in Items 1 through 16 of the Transaction Statement is incorporated herein by reference with respect to Items 1 through 16 of this Final Amendment, as supplemented by the information in the Items specifically updated in this Final Amendment.

ITEM 2: SUBJECT COMPANY INFORMATION; ITEM 4: TERMS OF THE TRANSACTION; AND
ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Items 2, 4, and 11 of the Transaction Statement are hereby amended and supplemented by adding the following paragraph thereto:

         The Offer to Purchase expired at 5:00 p.m., Eastern Standard Time, on Friday, January 7, 2005. The Company received tenders of 535 shares of Class A Common Stock from 76 eligible shareholders. The Company has accepted all of these tenders of Class A Common Stock and intends to make payment to such tendering shareholders at the offer price of $131.00 per share.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HANOVER FOODS CORPORATION

                                    By: /s/ Gary Knisely
                                        ----------------------------------------
                                        Name:  Gary Knisely
                                        Title: Chief Financial Officer, Counsel,
                                               Executive Vice President and
                                               Secretary
Dated:   January 7, 2004












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                                  EXHIBIT INDEX

EXHIBIT NO.                  DESCRIPTION
-----------                  ---------------------------------------------------

(a)(1)(i)*                   Letter of Transmittal

(a)(1)(ii)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iii)*                 Form of Letter to Clients

(a)(1)(iv)* Instruction Form for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*                   Form of Notice of Guaranteed Delivery

(a)(2)(i)*                   Offer Cover Letter

(a)(2)(ii)*                  Offer to Purchase

(a)(2)(iii)*                 Supplemental Cover Letter

(c)(1)*                      Appraisal prepared by Gocial Gerstein LLC as of
                             September 30, 2004

(c)(2)*                      Fairness Opinion prepared by Ryan Beck & Co., Inc.

(c)(3)*                      Transaction Review prepared by Ryan Beck & Co.,
                             Inc.

(c)(4)*                      Appraisal prepared by Gocial Gerstein LLC as of
                             June 30, 2004

(g)*                         Written Instructions


*  Previously filed.